TERYL RESOURCES CORP.

Suite 240 – 11780 Hammersmith Way

Richmond, BC  V7A 5E9

Tel:  604.278-5996

Fax:  604.278.3409

April 29, 2011

MANAGEMENT DISCUSSION & ANALYSIS

This  discussion  and  analysis  should  be  read  in  conjunction  with  the  interim  consolidated  financial statements  and  related  notes  thereto  for  the  nine  months  ended  February  28,  2011  and  2010  and  the audited consolidated financial statements and related notes thereto for the years ended May 31, 2010 and

2009, which have been prepared in accordance with  Canadian generally accepted accounting principles.

All  amounts  in  the  financial  statements  and  this  discussion  and  analysis  are  expressed  in  Canadian dollars, unless otherwise indicated.

FORWARD LOOKING STATEMENTS

Certain statements  contained in this MD&A  using the terms “may”, “expects to”, “projects”, “estimates”,

“plans”, and other terms denoting future possibilities, are forward-looking statements in respect to various issues  including  upcoming  events  based  upon  current  expectations,  which  involve  risks  and  uncertainties

that  could  cause  actual  outcomes  and  results  to  differ  materially.   The  future  conduct  of  our  business  and

the feasibility of our mineral exploration properties  are dependent upon a number of factors and there can be  no  assurance  that  we  will  be  able  to  conduct  our  operations  as  contemplated  and  the  accuracy  of  these statements  cannot  be  guaranteed  as  they  are  subject  to  a  variety  of  risks  that  are  beyond  our  ability  to predict or control and which may cause actual results to differ materially from the projections or estimates

contained  herein.   The  risks  include,  but  are  not  limited  to,  the  risks  described  in  this  MD&A;  those  risks set  out  in  our  disclosure  documents  and  our  annual  and  quarterly  reports;  the  fact  that  exploration activities  seldom  result  in  the  discovery  of  a  commercially  viable  mineral  resource  and  also  require

significant   amounts   of   capital   to   undertake,   and   the   other   risks   associated   with   start-up   mineral

exploration operations with insufficient liquidity, and no historical profitability.

Overview

We  are  engaged  in  the  acquisition,  exploration  and  development  of  natural  resource  properties.    We

currently have mineral property and oil and gas interests in Alaska, Texas and Kentucky.

We  are  a  reporting  issuer  in  British  Columbia  and  Alberta  and  trade  on  the  TSX  Venture  Exchange  (the

(“TSX.V”) under the symbol “TRC”.  We are also listed on the OTC BB under the symbol “TRYLF”.

Our main exploration and development work over the last several years has taken place on the Gil claims,

a gold prospect located in the Fairbanks Mining District, Alaska.

Mineral and Exploration Properties

Gil Claims, Fairbanks Mining District, Alaska

We  own  a  20%  interest  in  237  claims  located  in  the  Gilmore  dome  area  of  Fairbanks  district  of  Alaska,

known as the Gil mineral property.   Our joint venture with Kinross Gold Corporation (“KGC”) on the Gil mineral property is divided into several mineralized zones, including the Main Gil and the North Gil.  The

Gil  mineral  claims  are  adjacent  to  the  producing  Fort  Knox  deposit  owned  by  KGC.   We  own  a  20%

working interest and KGC owns an 80% working interest in the Gil joint venture.

KGC’s  subsidiary,  Fairbanks  Gold  Mining,  Inc.  (“FGM”)  acts  as  operator  of  this  project  until  May  31,

2011.   Our  contribution  to  annual  exploration  costs,  if  any,  is  20%  and  KGC’s  contribution  is  80%,  with net profits to be distributed in that same proportion in the event of production.  As operator of this project,

FGM determines whether exploration work will occur from year to year.

In  February  2010  a  budget  of  $1,524,600  US  for  an  exploration  program  was  approved  by  FGM  on  the

Gil joint venture.

In  March  of  this  year,  a  12.8  mile  ground  magnetometer/radiometer  survey  was  completed  and  a  15,000 foot drilling program commenced in April.  The goal of the 2010 program is to further delineate the strike extension  of  the  mineralized  zones,  and  to  infill  between  step-out  holes,  in  order  to  gain  a  better

understanding  of  ore-zone  continuity.   The  2010  plan  calls  for  ground  geophysics,  11,000  feet  of  reverse

circulation  (RC)  drilling  and  5,000  feet  of  HQ-NQ  core  drilling.    In  addition,  fieldwork  involving

mapping, soil and rock sampling and mobile metal ion (MMI) geochemical sampling is to be performed.

FGM reported the following preliminary drill results for 2010:

Assay Results

Assay Results

Hole Number

Interval (feet in depth)

opt Au

gpt Au

GVR10-551

235 - 285

50 feet of 0.0458

1.57

GVR10-551

360 - 390

30 feet of .0383

1.31

GVR10-552

200 - 230

30 feet of 0.0581

1.99

GVR10-557

40 - 80

40 feet of 0.0434

1.52

GVR10-558

0 - 45

45 feet of 0.0427

1.46

*

“Opt”  refers  to  ounces  per  short  ton  and  “gpt”  refers  to  grams  per  metric  tonne.   One  troy  ounce  is  equal  to  34.2857  grams   per  metric

tonne.

North Gil:

Assay Results

Assay Results

Hole Number

Interval (feet in depth)

opt Au

gpt Au

GVR10-573

10 – 35

25 feet of 0.0489

1.676

GVR10-573

250 - 285

35 feet of 0.0418

1.523

GVR10-568

420 – 455

35 feet of 0.0788

2.670

GVR10-569

145 – 195

50 feet of 0.0363

1.244

Sourdough:

Assay Results

Assay Results

Hole Number

Interval (feet in depth)

opt Au

gpt Au

GVR10-560

195 - 220

25 feet of 0.0508

1.742

GVR10-560

285 - 295

10 feet of 0.0322

1.104

GVR10-560

320 - 330

10 feet of 0.0171

0.586

GVR10-560

340 - 375

35 feet of 0.0121

0.415

GVR10-561

20 - 35

15 feet of 0.0175

0.599

GVR10-561

45 - 70

25 feet of 0.01

0.343

Assay Results

Assay Results

Hole Number

Interval (feet in depth)

opt Au

gpt Au

GVR10-563

145 – 170

25 feet of 0.03

1.029

GVR10-590

450 – 485

35 feet of 0.023

0.789

GVR10-595

60 – 100

40 feet of 0.0224*

0.837

GVR10-599

165 – 180

15 feet of 0.0321

1.101

*including 5 feet of 0.119 opt

On  October  18th,  2010  we  announced  that  the  interim  technical  report  for  the  Gil  joint  venture  gold property had been prepared by Mark S. Robinson, Certified Professional Geologist.

Interpretation and conclusion are as follows:

The  Gil  joint  venture  project  is  located  in  the  northern  Fairbanks  mining  district  in  an  area  that  is  road-

accessible,  located  on  State  owned  lands  with  good  access  to  power.   The  ore  bodies  within  the  project

area  are  contained  in  the  Cleary  Sequence,  a  subunit  of  the  Fairbanks  Schist  unit.   The  Cleary  Sequence

and  Fairbanks  Schist  unit  hosts  commercially  viable  mineralization  elsewhere  in  the  Fairbanks  Mining

District.   Rocks  of  the  Cleary  Sequence  and  Fairbanks  Schist  unit  are  present  in  the  headwaters  of  many of the streams that have been mined for placer gold in the past.

The   project   is   hosted   in   poly-deformed   Paleozoic   metamorphic   rocks   intruded   by   mid-Cretaceous

intrusive  rocks  that  are  genetically  associated  with  gold  mineralization.   Favorable  host  rocks  at  Gil  are

predominantly  calc-silicate  rocks,  although  gold  mineralization  can  be  found  in  quartz-mica  schist,  felsic

schist  or  the  calcareous  biotitechlorite-quartz  schist.   Gold  is  hosted  in  quartz-rich  veins  and  replacement zones and is associated with anomalous arsenic and bismuth.

Exploration  conducted  in  the  1990’s  identified  widespread  structurally-controlled  gold  mineralization  at

the Main Gil and North Gold prospects.   Extensive drilling, sampling, and trenching in between 1992 and

2004 defined the extent of gold mineralization in these areas and also developed several other exploration

targets.   The  Gil  prospect’s  lode  deposits,  principally  the  Main,  North  Gil,  and  Sourdough  Ridge  Zones,

have  been  partially  tested  by  92  core  holes  totaling  36,084  feet,  364  reverse  circulation  drill  holes,

totaling 110,844 feet, and 21 trenches with a combined length of over 7,420 feet.

As  currently  known,  the  majority  of  the  Gil’s  total  gold  resource  is  contained  in  the  Main  Gil  deposit.

This  northeast  striking,  steeply  north  dipping  calc-silicate  unit  remains  open  at  depth  and  along  strike.

The east-west striking, north dipping North Gil resource area is hosted primarily in quartz veins in quartz-

mica  schist,  felsic  schist  or  the  calcareous  biotite-chlorite-quartz  schist.   A  significant  gold  anomaly  has

been  outlined  between  the  Main  Gil  and  North  Gil  deposits  and  at  the  intersection  zone  where  the  Main

Gil and North Gil trends cross.  Drilling in all of these areas has yielded positive results.

Significant exploration results have also been generated on the Sourdough Ridge prospect.  Soil sampling,

ground-based  magnetometer  surveys,  and  drilling  have  yielded  significant  results  and  the  new  data suggests  that  these  anomalies  are  due  to  a  series  of  northeast  trending,  steeply  dipping  quartz  veins  that coalesce into ore zones that may be potentially mineable.

Several  other  exploration  targets  have  been  identified  but  have  not  been  fully  tested.    These  targets

include gold anomalies located along All Gold Ridge, a calcsilicate layer identified north of the North Gil

Zone,  gold-bismuth-bearing  quartz  veins  on  the  western  Gil  project  and  a  gold  anomaly  outlined  to  the south  of  the  Main  Gil  Zone.  Additional  exploration  work  will  be  needed  in  these  areas  to  determine  their potential.

National  Instrument  43-101  compliant  resources  and/or  reserves  currently  are  being  calculated  by  KGC but are not currently available.

On January  24, 2011 we announced the receipt of the 2010 Gil Joint Venture Annual Report. The goal of the  2010  Gil  program  was  to  further  delineate  the  strike  extension  of  the  mineralized  zones,  and  to  infill between  step-out  holes,  in  order  to  gain  a  better  understanding  of  ore-zone  continuity.  Drilling  began

April  12  and  concluded  on  August  16.  The  exploration  program  consisted  of  14,977.5  feet  of  drilling:  27 reverse-circulation (RVC) drill holes, totaling 9,546 feet, and 11 core holes, totaling 5,431.5 feet.

Previous exploration work has outlined three mineralized areas: The Main Gil Zone, The North Gil Zone,

and Sourdough Ridge. Gold mineralization within the Gil JV Claim Block has been traced along the Main

Gil   Trend   for   approximately   3,000   feet.   In   the   North   Gil   Zone,   exploration   work   has   outlined

mineralization  across  a  2,000-foot  trend.  The  509  Trend,  located  on  Sourdough  Ridge,  has  been  traced along  strike  for  2,000  feet.  Mineralization  along  the  Northern  Calc-silicate  unit,  located  in  the  northern portion of Sourdough Ridge, has been traced to the east for 600 feet.

Kinross  Gold,  Inc.  (KGC),  contracted  Metallogeny,  Inc.  (MI),  a  privately  owned  geological  contracting company,  to  perform  the  2010  drilling  program.  MI  also  conducted  a  ground  magnetometer  survey,

trench  mapping  and  sampling,  metallurgical  sampling,  section  review,  and  interpretation  for  the  Gil

Project.

A  report  on  the  heap  leach  cyanidation  testing  on  the  Gil  project  drill  core  samples,  by  McClelland

Laboratories,  was  conducted  using  three  drill  core  samples.  The  three  Gil  samples  were  amenable  to simulated heap leach cyanidation treatment a 80% - 12.5 mm feed size.

Recommendations   for   2011   are   to   continue   stepping   out   along   mineralized   trends,   and   to   utilize

exploration   data   to   re-focus   target   areas.   A   systematic   trenching   program,   followed   by   drilling,   is

recommend  for:  the  northeastern  extension  of  the  509  Trend,  specifically,  the  eastern  slope  of  Lohr

Ridge;  the  Northern  Calc-silicate  Unit,  and  the  calc-silicate  unit  located  between  the  North  Gil  and  Main

Gil  areas.  Trenches  should  be  oriented  perpendicular  to  the  trend  of  mineralization  and  spaced  at  200-to

400-foot  intervals.  The  trench  program  will  help  focus  drill  targets  over  the  excavated  area  and  allowing for  more  aggressive  step-outs  along  the  specific  trends.  Trenching  will  also  provide  good  access  to  the target  areas.  All  prep  work  could  be  accomplished  in  winter  months.  Drilling  in  areas  susceptible  to muddy  conditions  could  be  ready  for  spring  when  the  ground  is  still  frozen.  Trenching,  access  trails,  and pad  construction  are  essential  for  moving  forward  as  drilling  progresses  along  steep  slopes.  Completion of  extensive  surface  improvement  will  be  contingent  on  permit  approvals,  and  approval  of  the  2011 budget.

On  April  24,  2011  we  announced  that  we  have  received  the  preliminary  assessment  for  the  Gil  Joint

Venture Gold Property, Fairbanks Mining District, Alaska.

The  measured,  indicated  and  inferred  resources  contained  at  the  Gil/JV  gold  property  were  determined  at a  cutoff  grade  of  0.015  oz  Au/ton  in  order  to  correspond  to  the  heap-leach  ore  cutoff  grade  currently being  employed  at  the  Fort  Knox  gold  mine  (Table  1).  These  mineral  resources  are  not  mineral  reserves and therefore have not been demonstrated to be economically viable.

Au-Extraction

Class

Cutoff

Avg. Au-grade

Tons

Ounces

Method

(Resource)

(oz/ton)

Above Cutoff

GOLD

Heap Leach

Measured

0.015

0.0304

2,283,057.1

69,499.1

Heap Leach

Indicated

0.015

0.0279

9,571,130.0

267,408.0

Heap Leach

Inferred

0.015

0.0222

8,002,591.0

178,009.2

Total

19,856,778.0    514,916.3

The goal of this preliminary assessment was to determine a realistic/conservative net present value (NPV)

and  internal  rate  of  return  (IRR)  one  could  expect  from  a  hypothetical  open-pit  mining  operation  at  the

Gil/JV  gold  property.  This  assessment  was  based  on  the  measured,  indicated  and  inferred  resources

determined   from   the   pre-feasibility   resource   estimation   (Robinson,   2011).   The   methods   used   and

assumptions  made  during  the  resource  estimation  were  reviewed  by  the  Qualified  Person,  Mark  S.

Robinson (Certified Professional Geologist #6414) and are NI 43-101 compliant.

This preliminary  assessment will include inferred mineral resources and therefore the issuer is required to provide the following cautionary statement required by section 2.3(3)(b) of the 43-101 Instrument:

“This  preliminary  assessment  is  preliminary  in  nature.  It  includes  inferred  mineral  resources  that  are considered  too  speculative  geologically  to  have  the  economic  considerations  applied  to  them  that  would enable them to be categorized as mineral reserves. There is no certainty that the results of this preliminary assessment will be realized.”

The  Gil/JV  gold  property  is  still  in  the  greenfields  stage  of  exploration.  As  a  result,  few  background studies  have  been  conducted  that  relate  to  mining  processes,  engineering  and  expected  costs  during  mine

preparation,   production   and   closure.   In   an   attempt   to   avoid   any   error   associated   with   a   lack   of

information,  it  was  decided  to  omit  permitting  costs,  costs  associated  with  land  acquisition,  exploration costs during production, and mine closure costs in this assessment. Working capital costs are expected to  be  quite  low  for  Gil  due  to  the  assumption  that  all  equipment  and  processing  facilities  used  already exist  and  will  be  provided  by  Fort  Knox.  For  this  reason,  working  capital  costs  were  included  within  the annual fixed costs.

During  the  nine  months  ended  February  28,  2011,  our  share  of  the  costs  on  the  Gil  property  was

$195,417, compared to $358,812 for the nine months ended February 28, 2010.

West Ridge Claims, Fairbanks Mining District, Alaska

We  earned  a  100%  in  the  West  Ridge  mineral  claims,  comprising  approximately  5,200  acres,  located  in the  Dome  Creek  area  of  the  Fairbanks  district  of  Alaska,  which  claims  are  subject  to  a  1%  net  smelter

return  to  the  State  of  Alaska.    The  West  Ridge  property  adjoins  Kinross  Gold  Corp.’s  True  North  gold

deposit  and  lies  approximately  eight  miles  northwest  of  the  producing  Fort  Knox  gold  mine.   During  the

year ended May  31, 2010 we expended $Nil (2009 - $Nil) in exploration expenditures on the West Ridge

property.    During  the  year  ended  May  31,  2010,  the  Company  has  written  off  their  exploration  and development  expenditures  of  $661,615  entirely,  since  the  claims  are  not  currently  being  explored.  The

Company  will  continue  to  maintain  the  claims  and  will  only  commence  its  exploration  program  once more financings are available.

Fish Creek Claims, Fairbanks Mining District, Alaska

In  March  2002,  we  acquired  from  Linux  Gold  Corp.,  a  company  with  common  directors,  an  option  to earn a 50% interest in the thirty  Fish Creek claims, located in the Fairbanks Mining District in Alaska, by expending  $500,000  US  within  three  years  and  the  issuance  of  200,000  common  shares,  which  shares

were  issued  in  December  2002.   An  additional  100,000  shares  were  issued  in  February  2007  in  payment for  an  extension  of  the  date  on  which  expenditures  were  required  to  be  completed  to  March  5,  2007,

which dates was further extended to March 5, 2011.

Linux  Gold  Corp.  will  retain  a  5%  net  royalty  interest  until  we  pay  $2,000,000  US  and/or  back  in  for  a

25%  working  interest  prior  to  commencement  of  production.   During  the  year  ended  May  31,  2010,  the

Company  has  written  off  their  exploration  and  development  expenditures  of  $111,947  entirely,  since  the claims  are  not  currently  being  explored.  The  Company  will  continue  to  maintain  the  option  agreement and will only commence its exploration program once more financings are available.

Gold Hill, Cochise County, Arizona

In  June  2006 we  acquired  a  patented  claim group,  consisting  of  seven  claims,  located  in  Cochise  County,

Arizona  and  staked  a  further  28  claims.   We  subsequently  terminated  the  agreement  to  acquire  the  seven

patent  claims  and  abandoned  the  other  28  claims.   Consequently,  $60,705  in property  costs  and  $213,184

in exploration costs were written off during the fiscal year ended May 31, 2008 and additional exploration expenditures of $13,750 were written off during the fiscal year ended May 31, 2009.

Staking of Mineral Claims in Alaska

On  September  1,  2010  we  announced  that  we  had  acquired  an  option  to  acquire  a  50%  interest  in  eleven

mineral  claims  located  approximately  130  kilometers  northwest  of  Anchorage,  Alaska.   The  claim  block

is  in  the  Kahiltna  Terrane  area  near  the  Kiska  Metals  Corp./Kennecott  Exploration  Inc.  Whistler  gold-

copper deposit.

As consideration for the option, we agreed to:

(a)

issue   50,000   common   shares   upon   approval   of   the   option   agreement   by   the   TSX.V   (the

“Approval Date”), which approval was granted on; (approved and issued on November 2, 2010)

(b)

issue an additional 50,000 common shares on the first anniversary of the Approval Date;

(c)

issue  an  additional  100,000  common  shares  and  pay  a  US$10,000  cash  payment  on  the  second anniversary of the Approval Date; and

(d)

contribute   $50,000   US   for   exploration   expenditures   in   the   first   year   and   $100,000   US   in

exploration expenditures in the second year.

On  October  26,  2010  we  announced  that  we  had  staked  and  recorded  an  additional  23  mineral  claims  in

the Kahiltna  Terrane.   The 23 mineral claims  are  adjacent to the  Kiska Metals Corp. mineral claim block.

We  have  a  100%  interest  in  the  additional  new  mineral  claims,  subject  to  a  2½  %  net  royalty  interest,

pursuant  to  our  original  agreement.   A  sampling  program  was  completed  on  the  recently  optioned  claims although at the time of the staking of the 23 mineral claims, assays were still pending.

Silverknife, Laird, BC, Canada

Pursuant   to   agreements   between   Reg   Technologies   Inc.   (“Reg”),   SMR   Investments   Ltd.   (“SMR”),

Rapitan Resources Inc. (“Rapitan”), and Chevron Minerals Ltd. (“Chevron”), we acquired a 30% working interest  in  the  Silverknife mineral  claims,  situated  in the  Liard  Mining  Division  in  the  Province  of  British

Columbia,  subject  to  a  10%  Net  Profit  Royalty  to  Rapitan  and  a  1%  Net  Smelter  Returns  to  SMR.   We

have  written  down  the  acquisition  costs  to  $1  and  have  written  off  the  exploration  and  development expenditures on this property entirely, since the claims are not currently being explored.

On  December  21,  2010  we  announced  our  purchase  of  an  additional  10%  NPI  in  the  Silverknife  property for  consideration  of  200,000  common  shares  of  the  Company  (issued  on  January  25,  2011),  resulting  in the our total ownership of 30% working interest and a 10% net profit interest of the property.

The Silverknife Property lies on the northeastern flank of the Cassiar Mountains. The terrain of the area is moderately  mountainous,  with  rounded  peaks  and  ridges  separated  by  broad  U-shaped  valleys.  Property elevations range from 1,050 m ASL to 1,660 ASL. Roughly 20% of the property is above tree line, which is at approximately 1,450 m ASL.

The  Silverknife  Property  is  contiguous  to  Silvercorp’s  Silvertip  silver-lead-zinc  deposit  which  lies  less than  one  (1)  km  from  the  Property  boundary.  Silvercorp  has  been  active  in  the  past  two  (2)  years exploring  and  re-evaluating  the  Silvertip  Property  towards  the  initiation  of  mining  operations.  Recently,

Silvercorp  opened  up  a  50  man  camp  on  the  Silvertip  Property  and  has  announced  plans  to  apply  for  a

Provincial  Small  Mine  Permit  for  an  underground  mining  operation  with  a  capacity  of  under  75,000 tonnes  per  year  and  all  ancillary  dewatering  and  related  permits.  Exploration  diamond  drilling  from

10,000-20,000 meters is currently underway on the Silvertip Property.

The  Silverknife  mineral  claims  have  been  held  continuously  since  they  were  staked  in  1983  and  are  held in  trust  by  Reg  Technologies  Inc.  Through  a  series  of  Property  agreements,  Minewest  holds  a  70%

working  interest,  subject  to  a  10%  net  smelter  return,  in  the  Property.  Teryl  Resources  Corp.  holds  30%

working  interest,  and  a  10%  NPI  in  the  Property.  Reg  Technologies  Inc.  is  retaining  a  5%  net  profit interest  in  the  Property.  A  one  percent  (1%)  NSR  is  payable  to  SMR  in  relation  to  the  Silverknife

Property.

The  Silverknife  property  was  worked  extensively  from  1984  through  1988  including  geochemical  soil sampling,  VLF-EM  surveys,  Induced  Polarization  surveys  and  diamond  drilling  (totaling  over  4,400

meters).   These   projects   located   geochemical   and   geophysical   anomalies   considered   high   priority

exploration  targets  as  well  as  generated  drill  assay  results  from  trace  up  to  4.2  meters  of  29.3  oz/ton silver,  16.5  percent  lead  and  7.1  percent  zinc  (Hole  85-21).  Sphalerite,  galena  and  pyrite  within  these mineralized  sections  are  associated  with  tan  coloured  siderite  which  has  been  interpreted  as  associated with the higher grade intersections.

Oil and Gas Properties

Fayette and Burleson Counties, Texas

We  own  a  6.5%  working  interest  (4.680%  net  revenue  interest)  in  the  Peters  No.  1  Well,  in  Fayette

County, Texas, and a 7.5% working interest (5.79375% net revenue interest) in each of the C-S #1, Jancik

#2  and  Herrmann   #4  wells,  located  in  Burleson  County,  Texas.  During  the  fiscal  year  ended  May  31,

2010, revenues of $10,076 were recorded from the Texas properties compared to revenues of $15,582 for the fiscal year ended May 31, 2009.  The carrying cost of these wells has been completely depleted.

Knox and Laurel Counties, Kentucky

We  entered  into  agreements  with  IAS  Energy,  Inc.,  a  company  with  common  directors,  to  purchase  40%

interests (subject to 40% net revenue interests to others), in the  Ken Lee #1 natural gas well for $103,045

($92,500  US),  in  the  Elvis  Farris  #2  natural  gas  well  for  $104,461  ($92,500  US),  and  in  the  Clarence

Bright  #1  natural  gas  well  for  $104,673  ($92,500  US).   All  three  wells  are  located  in  Knox  and  Laurel

Counties, Kentucky.   During the year ended May  31, 2009 we wrote off the carrying costs of the wells to

$Nil since the wells have no proven economic reserves.

Summary of Quarterly Results

The following is a summary of our financial results of eight of our most recently completed quarters:

Three

Three

Three

Three

Three

Three

Three

Three

Months

Months

Months

months

months

Months

Months

Months

ended

ended

ended

ended

ended

ended

ended

ended

Feb. 28,

Nov. 30,

Aug. 31,

May 31,

Feb. 28,

Nov. 30,

Aug. 31,

May 31

2011

2010

2010

2010

2010

2009

2009

2009

Description

$

$

$

$

$

$

$

$

Revenues

$6,700

$11,785

$6,660

7,646

$1,064

$1,670

$1,007

$6,130

Income or

 loss before

 other items

Total

(159,882)     (158,461)

(97,331)     (958,937)      (158,356)     (215,639)

(86,794)      (143,258)

Per share

(0.002)

(0.002)

(0.00)

(0.01)

(0.003)

(0.004)

(0.002)

(0.01)

Net loss for

 period

Total

(159,882)     (158,461)

(97,331)     (958,937)      (158,356)     (215,639)

(86,794)      (143,258)

Per share

(0.002)

(0.002)

(0.01)

(0.01)

(0.003)

(0.004)

(0.002)

(0.01)

As  we  are  in  the  exploration  stage,  variances  by  quarter  reflect  overall  corporate  activity  and  are  also impacted  by  factors  which  are  not  recurring  each  quarter,  such  as  exploration  programs  and  financing costs.

The  fluctuations  in  net  loss  are  mainly  due  to  the  difficulties  faced  by  small  companies  when  it  comes  to

raising  funds  in  the  current  economic  climate.     When  a  financing  is  completed,  expenditures  rise,

increasing the net loss.  As those funds are allocated, expenditures decline, reducing the net loss.

Results of Operations

We  incurred  a  net  loss  of  $415,674  during  the  nine  months  ended  February  28,  2011  (“2011”),  compared to a net loss of $460,789 during the nine months ended February 28, 2011 (“2010”).

Revenue from oil sales increased from $3,741 in 2010 to $25,145 in 2011 due to the fact that our operator reworked the well successfully and the operation resumed in late 2010.

In  2010  we  wrote  off  $3,191  exploration  expenditures,  but  in  the  same  period  in  2011  we  did  not  have impairment of properties.

Significant changes to general and administrative expenses are as follows:

−      Filing  and  regulatory  fees  decreased  from  $24,811  in  2010  to  $18,801  in  2011,  because  we  had more filings for our mineral properties with regulatory authority in 2010;

−      In  2011  we  incurred  $89,811  geological  consulting  expense  due  to  our  effort  in  identifying economically  viable  mineral  properties,  while  in  2010  during  the  global  economic  downturn  we

chose   to   be   more   conservative   on   such   expenditures;   In   2011   we   recorded   exploration

expenditure  of  $28,422  when  we  engaged  geologists  to  conduct  analysis  of  samples  from  our properties and feasibility studies, which were absent in 2010;

−      Publicity,  promotion  and  investor  relations  costs  decreased  from  $177,745  in  2010  to  $95,679  in

2011,  due  to  our  effort  to  streamline  and  utilizing  more  cost  effective  channels  to  inform  our investors and potential investors of development on our properties;

−      Travel and entertainment decreased from $26,623 in 2010 to $16,125 in 2011, because during the

current   period   we   communicated   with   investors   and   potential   investors    more   through

telecommunication than meetings at their locations;

−      In  2010  we  recorded  bad debt  of  $828 due  to  doubtful  collection of  oil  and  gas  revenue,  which  is absent in 2011;

−      In  2011  we  granted  stock  options  to  investor  relations  consultants  and  recorded  $1,095  for  stock options  vested  in  the  first  quarter;  while  in  the  same  period  in  2010  we  recorded  stock  based compensation valued at $17,550, because in 2010 we granted 490,000 options and options vested upon  exercise  of  the  vested  options;  while  in  2011  we  only  granted  250,000  options  with  lower fair value based on the Black-Scholes option pricing model;

Consulting,  management  and  directors’  fees  remained  consistent  from  $99,516  in  2010  to  $100,079  in

2011 .

Liquidity and Capital Resources

As  of  February  28,  2011  we  had  a  cash  position  of  $72,669,  compared  to  $260,150  as  at  May  31,  2010,

representing  a  decrease  of  $187,481.   As  of  February  28,  2011,  we  had  a  working  capital  of  $72,047,

compared to a working capital of $108,913 as at May 31, 2010.

During the nine months ended February 28, 2011, we issued 1,047,500 common shares at a price of $0.10 per share pursuant to the exercise of share purchase warrants.

During  the  current  period  we  also  issued  3,342,659  private  placement  units  at  $0.15  per  unit  for  gross proceeds  of  $501,399.  Each  private  placement  unit  consists  of  one  share  of  our  common  stock  and  one share  purchase  warrant  exercisable  into  our  common  share  at  $0.20  per  share  for  one  year.  In  relation with  the  private  placement  we  paid  cash  finders’  fees  of  $18,563  and  issued  38,000  agent  warrants exercisable  into  our  common  shares  at  $0.20  per  share  for  one  year  valued  at  $905  recorded  as  share issued costs.

During  the  nine  months  ended  February  28,  2010,  we  financed  our  operations  and  received  by  share

subscriptions,   total   gross   proceeds   of   $1,556,686.     We   also   received   proceeds   of   $60,000   from   a

convertible loan.

All  of  our  properties  are  at  the  early  exploration  stages.    We  do  not  expect  to  generate  significant

revenues  in  the  near  future  and  will  have  to  continue  to  rely  upon  the  sale  of  equity  securities  to  raise

capital  or  shareholder  loans.    Fluctuations  in  our  share  price  may  affect  our  ability  to  obtain  future financing and the rate of dilution to existing shareholders.

We  have  no  funding  commitments  or  arrangements  for  additional  financing  at  this  time  and  there  is  no

assurance  that  we  will  be  able  to  obtain  any  additional  financing  on  terms  acceptable  to  us,  if  at  all.   Any

additional  funds  raised  will  be  used  for  general  and  administrative  expenses,  to  carry  out  the  2010 exploration  program  on  the  Gil  mineral  property,  and  for  the  acquisition  of  a  property  or  properties,  as

applicable.    The  quantity  of  funds  to  be  raised  and  the  terms  of  any  equity  financing  that  may  be undertaken will be negotiated by management as opportunities to raise funds arise.

We estimate that we will require approximately $250,000 to fund our general and administrative expenses

for  the  next  twelve  months.   We  will  also  require  $150,000  to  complete  out  our  exploration  program  on

our  Silverknife  mineral  property.      The  quantity  of  funds  to  be  raised  and  the  terms  of  any  equity financing that may be undertaken will be negotiated by management as opportunities to raise funds arise.

Transactions with Related Parties

Related  party  transactions  are  in  the  normal  course  of  operations  and  are  measured  at  the  exchange

amount, which is the amount of consideration established and agreed to by the related parties.   During the

nine months ended February 28, 2011, we entered into the following transactions with related parties:

−      We  were  charged  management  fees  by  of  $22,500  (2010  -  $22,500)  by  SMR  Investments  Ltd.

(“SMR”),  a  private  company  controlled  by  John  Robertson,  our  President.  As  at  February  28,

2011, $Nil (May 31, 2010 - $4,900) was payable to SMR.

−      During  the  nine  months  ended  February  28,  2011,  directors  fees  of  $9,000  (2010  -  $9,000)  were

paid  to  the  President  of  the  Company.    Administration  consulting  fees  of  $15,300  (2010  -

$15,300)  were  paid  to  a  director  of  the  Company.    Secretarial  and  consulting  fees  of  $13,500

(2010 - $13,500) were paid to a director of the Company.

−      During  the  nine  months  ended  February  28,  2011,  fees  of  $7,670  (2010  -  $9,311)  were  paid  to

KLR Petroleum Ltd. (which is controlled by  an officer of the Company) for administration  of the

Company payroll and benefit plan.

−      During  the  nine  months  ended  February  28,  2011,  office  rent  of  $10,738  (2010  -  $11,986)  was paid to Linux Gold, Inc.

The  following  advances  to/from  related  parties  are  unsecured,  non-interest  bearing  and  have  no  fixed

terms  of  repayment.   Unless  otherwise  indicated,  the  companies  are  controlled  by  our  President  and  CEO or are companies where he is the President and CEO:

Advances to related parties:

February 28,

May 31,

2011

2010

$

$

IAS Energy, Inc.

24,822

24,821

Linux Gold, Inc.

74,945

72,672

REGI US, Inc.

28,600

28,600

128,367

126,093

Advances from related parties:

February  28,

May 31,

2011

2010

$

$

Information-Highway.com, Inc.

-

28,146

JGR Petroleum, Inc.

-

24,456

John Robertson

-

19,308

KLR Petroleum

-

23,534

Rainbow Networks Inc.

-

23,531

REGI US, Inc.

-

12,405

-

131,380

Significant Recent Developments

Option Expired

On  December  4,  2010,  65,000  stock  options  exercisable  into  the  Company’s  common  stocks  at  $0.25  per share expired.

Addition to the Silverknife Property

On  December  21,  2010  the  Company  purchased  an  additional  10%  NPI  in  the  Silverknife  property  for consideration  of  200,000  common  shares  of  the  Company  (issued  on  January  25,  2011),  resulting  in  the

Company’s total ownership of 30% working interest and a 10% net profit interest of the property.

Completion of Private Placement

On  December  17,  2010  and  January  19,  2011  the  Company  issued  1,983,326  and  1,359,333  units

respectively  of  our  capital  stock  pursuant  to  two  tranches  of  private  placements  at  $0.15  per  unit.   Each

unit  consists  of  one  common  share  and  one  share  purchase  warrant  exercisable  into  the  Company’s

common  stock  at  $0.20  per  share  expiring  one  year  after  the  issuances  of  the  units.    Finders’  fees  of

$11,570   and   $6,993   were   paid   for   the   two   tranches   respectively   in   connection   with   the   private

placements.  Also in connection with the private placements 38,000 broker warrants were issued to agents which are exercisable into the Company’s common stock at $0.20 per share expiring January 19, 2012.

Fish Creek Property Extended with Linux

On March 4,  2011 we further extended  our Fish Creek  Property  option  agreement  with  Linux Gold  Corp.

to  March  5,  2012.  We  will  continue  to  maintain  the  option  agreement  and  will  only  commence  its exploration program once more financings are available.

Directors and Officers

Our Board of Directors is as follows:

John Robertson

Jennifer Lorette

Susanne Robertson

Larry Gold

Thomas Robertson

Our officers are:

John Robertson

President and Chief Executive Officer

Jane He

Chief Financial Officer and Corporate Secretary

Share Capital

Our  authorized  share  capital  consists  of  105,000,000  shares,  divided  into  100,000,000  common  shares

without  par  value  and  5,000,000  preferred  shares  with  a  par  value  of  $1.00  each.   As  of  April  29,  2011,

we have 72,103,605 common shares and nil preferred shares issued and outstanding.

During  the  nine  months  ended  February  28,  2011,  we  issued  1,047,500  common  shares  for  warrants

exercised   at   $0.10   per   share   for   total   proceeds   of   $104,750,   issued   50,000   common   shares   as

consideration  for  Kahiltna  Terrane  Option  Agreement,  200,000  common  shares  as  consideration  for  10%

NPI  in  its  Silverknife  property,  and  issued  a  total  of  3,342,659  private  placement  units  at  $0.15  per  unit.

(See above recent developments.)

During the nine months ended February 28, 2011 we issued the following equity securities:

(a)

a non-brokered private placement of 2,120,000 units at a price of $0.075 per unit, with each unit consisting of one common share and one share purchase warrant exercisable for a period of two years, at a price of $0.10 per share during the first year or at a price of $0.15 per share during the second year.  Finder’s fees in connection with this private placement were $3,675; and

(b)

a  non-brokered  private  placement  of  7,042,092  units  at  a  price  of  $0.075  per  unit,  with  each  unit consisting  of  one  common  share  and  one  share  purchase  warrant  exercisable  for  a  period  of  two years, at a price of $0.10 per share during the first year or at  a price of $0.15 per share during the second year.  Finder’s fees in connection with this private placement were $34,478.

(c)

a non-brokered private placement of 1,646,734 units of at a price of $0.17 per unit, with each unit consisting of one common  share  and one-half share purchase  warrant exercisable  within one year

for  $0.22  per  share.   Finders’  fees  in  connection  with  this  non-brokered  private  placement  were

$16,521.

(d)

During  January,  2010,  the  Company  issued  7,042,092  common  shares  for  warrants  exercised  at

$0.10 per share.

(e)

On  April  30,  2010  the  Company  issued  12,500  common  shares  for  warrants  exercised  at  $0.10 per share.

The  following  is  a  summary  of  the  stock  options  and  share  purchase  warrants  outstanding  as  at  February

28, 2011:

Stock Options:

Remaining

Number of

Exercise

Number    Contractual

Options

Expiry Date

Price

of Options

Life

Exercisable

$

(years)

November 2, 2011

0.180

25,000

0.67

6,250

April 24, 2012

0.150

1,650,000

1.15

412,500

November 7, 2012

0.220

25,000

1.69

6,250

March 10, 2013

0.210

75,000

2.03

18,750

August 31, 2013

0.190

250,000

2.49

2,055

April 23, 2014

0.100

37,500

3.15

12,500

October 30, 2014

0.185

275,000

3.67

68,750

November 5, 2014

0.185

50,000

3.69

12,500

April 19, 2015

0.240

100,000

4.14

25,000

2,487,500

580,805

Warrants:

Remaining

Exercise

Number

Contractual

Expiry Date

Price      of Warrants

Life (years)

$

May 25, 2011

0.22

1,646,734

0.24

December 17, 2011

0.20

1,983,326

0.80

January 19, 2012

0.20

1,397,333

0.89

5,027,393

Changes in Accounting Policies

There  has  been  no  changes  in  accounting  policies  from  our  audited  consolidated  financial  statements  for the year ended May 31, 2010.

IFRS Implementation Plan

We   have   commenced   the   development   of  an   International   Financial   Reporting   Standards   (“IFRS”)

implementation  plan  to  prepare  for  this  transition,  and  are  currently  in  the  process  of  analyzing  the  key

areas  where  changes  to  current  accounting  policies  may  be  required.   While  an  analysis  will  be  required

for all current accounting policies, the initial key areas of assessment will include:

▪     Exploration and development expenditures;

▪     Property and equipment (measurement and valuation);

▪     Stock-based compensation;

▪     Accounting for income taxes; and

▪     First-time adoption of International Financial Reporting Standards (IFRS 1).

As  the  analysis  of  each  of  the  key  areas  progresses,  other  elements  of  our  IFRS  implementation  plan  will

also   be   addressed,   including:   the   implication   of  changes   to   accounting   policies   and   processes   and

financial  statement  note  disclosure.   The  table  below  summarizes  the  expected  timing  of  activities  related to our transition to IFRS:

Initial  analysis  of  key  areas  for  which  changes  to  accounting  policies

In progress now

may be required

Detailed  analysis  of  all  relevant  IFRS  requirements  and  identification  of

In progress now

areas   requiring   accounting   policy   changes   or   those   with   accounting

policy alternatives

Assessment    of    first-time    adoption    (IFRS    1)    requirements    and

In progress now

alternatives

Final  determination  of  changes  to  accounting  policies  and  choices  to  be

In discussion with auditors

made with respect to first-time adoption alternatives

Resolution   of   the   accounting   policy   change   implications   on   the

In discussion with auditors

accounting processes

Quantification    of    the    financial    statement    impact    of    changes    in

In progress now

accounting policies

Approval

Our  Board  of  Directors  have  approved  the  disclosures  in  this  MD&A.    A  copy  of  this  MD&A  will  be

provided to anyone who requests it.

Risks and Uncertainties

Our  principal  activity  is  mineral  exploration  and  development.   Companies  in  this  industry  are  subject  to

many and varied kinds of risks, but not limited to, environmental, metal prices, political and economical.

Although  we  have  taken  steps  to  verify  the  title  to  mineral  properties  in  which  we  have  an  interest,  in

accordance   with   industry   standards   for   the   current   stage   of   exploration   of   such   properties,   these

procedures  do  not  guarantee  title.    Property  titles  may  be  subject  to  unregistered  prior  agreements  or transfers and title may be affected by undetected defects.

We  have no  significant  sources  of  operating  cash flow  and no revenue from operations.   Additional  capital

will  be  required  to  fund  our  exploration  program.   The  sources  of  funds  available  to  us  are  the  sale  of marketable  securities,  sale  of  equity  capital  or  the  offering  of  an  interest  in  its  project  to  another  party.

There is no assurance that we will be able to obtain adequate financing in the future or that such financing will be advantageous to us.

The  property  interests  owned  by  us  or  in  which  we  have  an  option  to  earn  an  interest  are  in  the exploration  stages  only,  are  without  known  bodies  of  commercial  mineralization  and  have  no  ongoing

mining  operations.    Mineral  exploration  involves  a  high  degree  of  risk  and  few  properties,  which  are explored, are ultimately developed into producing mines.  Exploration of our mineral exploration may not

result  in  any  discoveries  of  commercial  bodies  of  mineralization.    If  our  efforts  do  not  result  in  any

discovery  of  commercial  mineralization,  we  will  be  forced  to  look  for  other  exploration  projects  or  cease operations.

We  are  subject  to  the  laws  and  regulations  relating  to  environmental  matters  in  all  jurisdictions  in  which we  operate,  including  provisions  relating  to  property  reclamation,  discharge  of  hazardous  materials  and other matters.  We may also be held liable should environmental problems be discovered that were caused

by  former  owners  and  operators  of  our  properties  in  which  we  previously  had  no  interest.   We  conduct

our  mineral  exploration  activities  in  compliance  with  applicable  environmental  protection  legislation.   We

are  not  aware  of  any  existing  environmental  problems  related  to  any  of  our  current  or  former  properties that may result in material liabilities to us.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements.

Additional Information

Additional information relating to our company is available on SEDAR at www.sedar.com.